Filed by BioSante Pharmaceuticals, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed

pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934

Subject Company: Cell Genesys, Inc.

Commission File No.:  333-161181

The following is a joint press release issued by BioSante Pharmaceuticals, Inc. and Cell Genesys, Inc. on September 3, 2009:

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about BioSante and Cell Genesys. Such statements include, but are not limited to, statements about the proposed transaction and its potential benefits to the BioSante and Cell Genesys stockholders, the expected timing of the completion of the transaction, the combined company’s plans, objectives, expectations and intentions with respect to future operations and products and other statements that are not historical in nature, particularly those that utilize terminology such as “will,” “potential”, “could,” “can,” “believe,” “intends,” “continue,” “plans,” “expects,” “estimates” or comparable terminology. Forward-looking statements are based on current expectations and assumptions, and entail various known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed in such forward-looking statements. Important factors known to BioSante and Cell Genesys that could cause actual results to differ materially from those expressed in such forward-looking statements include general business and economic conditions; the failure of the BioSante or Cell Genesys stockholders to approve the transaction or the failure of either party to meet any of the other conditions to the closing of the transaction; the failure to realize the anticipated benefits from the transaction or delay in realization thereof; the businesses of BioSante and Cell Genesys may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; and operating costs and business disruption following the merger, including adverse effects on employee retention and on business relationships with third parties, BioSante’s need for and ability to obtain additional financing, the difficulty of developing pharmaceutical products, obtaining regulatory and other approvals and achieving market acceptance; the marketing success of BioSante’s licensees or sublicensees and the success of clinical testing.  Additional factors that could cause BioSante’s and Cell Genesys’s results to differ materially from those described in the forward-looking statements can be found in BioSante’s recent registration statement on Form S-4 and BioSante’s and Cell Genesys’s most recent annual reports on Form 10-K and subsequent quarterly reports on Form 10-Q and other filings with the Securities and Exchange Commission, which are filed with the SEC and available at the SEC’s web site at www.sec.gov and which discussions also are incorporated herein by reference.  The information set forth herein speaks only as of the date hereof, and BioSante and Cell Genesys disclaim any intention and do not assume any obligation to update or revise any forward looking statement, whether as a result of new information, future events or otherwise.

Important Additional Information for Investors and Stockholders

This communication is being made in respect of the proposed business combination involving BioSante and Cell Genesys.  In connection with the proposed transaction, BioSante has filed with the SEC, a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant materials.  The final joint proxy statement/prospectus has been mailed to the stockholders of record as of August 21, 2009, of BioSante and Cell Genesys.  INVESTORS AND SECURITY HOLDERS OF BIOSANTE AND CELL GENESYS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS) AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT BIOSANTE, CELL GENESYS AND THE PROPOSED TRANSACTION.

Investors and security holders are be able to obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by BioSante and Cell Genesys at the SEC’s web site at www.sec.gov.  Free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC can also be obtained by directing a request to BioSante,  Attention: Investor Relations, telephone: (847) 478-0500 or to Cell Genesys,  Attention: Investor Relations., telephone (650) 266-3200.  In addition, investors and security holders may access copies of the documents filed with the SEC by BioSante on BioSante’s website at www.biosantepharma.com, and investors and security holders may access copies of the documents filed with the SEC by Cell Genesys’s website at www.cellgenesys.com.

BioSante, Cell Genesys and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of BioSante and Cell Genesys in respect of the proposed transaction.  Information regarding BioSante’s directors and executive officers is available in its annual report on Form 10-K for the year ended December 31, 2008, filed with the SEC on March 16, 2009 and the proxy statement for BioSante’s 2009 annual meeting of stockholders, filed with the SEC on April 27, 2009.

Information regarding Cell Genesys’ directors and executive officers is available in its annual report on Form 10-K for the year ended December 31, 2008, filed with the SEC on March 9, 2009 and the proxy statement for Cell Genesys’ 2009 annual meeting of stockholders, filed with the SEC on March 31, 2009.  Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of BioSante’s and Cell Genesys’s directors and executive officers in the merger by reading the definitive joint proxy statement/prospectus.

* * * * *

111 Barclay Boulevard	400 Oyster Point Boulevard #525
Lincolnshire, Illinois 60069	South San Francisco, CA 94080
www.biosantepharma.com	www.cellgenesys.com

FOR IMMEDIATE RELEASE

BioSante Pharmaceuticals and Cell Genesys Announce
September 30, 2009 Special Stockholders Meetings to Approve Merger

Merged Company Will Focus on LibiGel® in Phase III Clinical Studies for Female Sexual Dysfunction and Seek Future Opportunities for GVAX Immunotherapies

LINCOLNSHIRE, Illinois and SOUTH SAN FRANCISCO, California (September 3, 2009) — BioSante Pharmaceuticals, Inc. (NASDAQ: BPAX) and Cell Genesys, Inc. (NASDAQ: CEGE), today announced that each will hold a special stockholders meeting on September 30, 2009 at which time stockholders will be asked to approve the previously announced merger between the companies.  On June 29, 2009, BioSante and Cell Genesys entered into a definitive merger agreement by which the companies will merge in an all-stock transaction, with BioSante as the surviving company.

A joint proxy statement/prospectus has been mailed to each stockholder of record of both companies and both boards of directors unanimously have recommended a vote “FOR” approval of the merger.  BioSante and Cell Genesys stockholders as of the record date, August 21, 2009, are entitled to vote their shares at their respective special stockholders meeting.

Under the terms of the merger agreement, each share of Cell Genesys common stock held immediately prior to the effective time of the merger will be converted into 0.1615 of a share of BioSante common stock, subject to potential upward or downward adjustment, in accordance with a formula set forth in the merger agreement which is based on Cell Genesys’s net cash, less certain expenses and liabilities, on a date 10 calendar days preceding the anticipated closing date of the merger.  As a result of the merger, BioSante will issue an aggregate of approximately 17.8 million shares of BioSante common stock to holders of Cell Genesys common stock and current BioSante stockholders will own approximately 65.0 percent of the outstanding common stock of the combined company and current Cell Genesys stockholders will own approximately 35.0 percent of the outstanding common stock of the combined company, assuming the 0.1615 exchange ratio is not adjusted and the number of outstanding shares of BioSante and Cell Genesys common stock remains unchanged until immediately prior to the effective time of the merger

Stephen M. Simes, president and CEO of BioSante, and Phillip B. Donenberg, CFO of BioSante, will continue to serve in those positions in the merged company.  Dr. Louis W. Sullivan, chairman of the board of BioSante, will continue in that position.  At closing, Stephen A. Sherwin, M.D., chairman and CEO of Cell Genesys, and John T. Potts, Jr., M.D., a current member of the Cell Genesys board, will join the board of directors of the merged company upon completion of the merger.

“This merger, combined with our recent $12 million financing, provides BioSante with the funding required for the continued Phase III development of LibiGel for FSD and offers the potential to expand our product development portfolio with the addition of GVAX Immunotherapies,” said Stephen M. Simes, BioSante’s president and CEO.  “LibiGel remains the only pharmaceutical product in the U.S. in active development for the treatment of hypoactive sexual desire disorder (HSDD) in menopausal women.  We continue to believe that LibiGel can be the first product approved by the FDA for the common and unmet medical need of FSD. In addition, our company has had a long-standing interest in immunotherapy based on our proprietary vaccine adjuvant, BioVant™, and we look forward to future value-creating opportunities for stockholders based on Cell Genesys’s technologies.”

“After reviewing various strategic alternatives, engaging in discussions with a number of other potential merger candidates and conducting extensive due diligence on BioSante’s product development and business activities, our board of directors has voted unanimously to recommend a merger with BioSante, “ stated Stephen A. Sherwin, M.D., chairman and CEO of Cell Genesys.

“We believe that BioSante’s lead product, LibiGel, represents a compelling near term product opportunity with significant upside potential. We also are impressed with BioSante’s record of achievement including the recent launch of Elestrin™ (estradiol gel) as well as their CaP nanotechnology platform which includes BioVant, a novel vaccine adjuvant with potential in immunotherapy,”  Dr. Sherwin continued.

About LibiGel®

LibiGel is a gel formulation of testosterone designed to be quickly absorbed through the skin after application of a pea-sized dose of gel on the upper arm, delivering testosterone to the bloodstream evenly over time and in a non-invasive and painless manner.  Though generally characterized as a male hormone, testosterone also is present in women and its deficiency has been found to decrease libido or sex drive. In addition, studies have shown that testosterone therapy can increase bone density, raise energy levels and improve mood, in addition to boosting sexual desire and activity.

According to a study published in the Journal of the American Medical Association, 43 percent of American women (about 40 million) experience some degree of impaired sexual function.  Among the more than 1,400 women surveyed, 32 percent lacked interest in sex and 26 percent could not experience orgasm.  According to IMS data, 2.0 million testosterone prescriptions were written off-label for women by U.S. physicians in 2007.  The majority of women with FSD are postmenopausal, experiencing FSD due to hormonal changes following menopause, whether natural or surgical.

About GVAX Immunotherapies

GVAX cancer immunotherapies are non patient-specific therapies comprised of whole tumor cells that have been modified to secrete GM-CSF (granulocyte-macrophage colony-stimulating factor), an immune stimulatory cytokine, and then irradiated for safety.  GVAX is administered via intradermal injections on an outpatient basis. To date, over 1000 patients have been treated in clinical trials with different GVAX cancer immunotherapies for various types of cancer. Although phase III trials in prostate cancer were discontinued in 2008, phase II trials under physician investigator sponsored-INDs are ongoing at the Sidney Kimmel Cancer Center at Johns Hopkins Hospital in pancreatic cancer, leukemia and breast cancer.

About BioVant

An adjuvant is a substance that, when added to a vaccine, enhances the vaccine’s effectiveness by enhancing the body’s immune response.  In multiple studies, BioVant has been shown to be safe and cause minimal dose-dependent inflammation at the injection site, and has been shown both to prevent the manifestation of allergic response, and, to effectively ‘switch off’ established Th2-T-cell-associated allergic reactions.  BioVant also may permit a reduction in the needed dosage of vaccine, thereby potentially improving the safety profile of the vaccine.

About BioSante Pharmaceuticals, Inc.

BioSante is a specialty pharmaceutical company focused on developing products for female sexual health, menopause, contraception and male hypogonadism. BioSante’s lead products include LibiGel® (transdermal testosterone gel) in Phase III clinical development by BioSante under a U.S. Food and Drug Administration (FDA) SPA (Special Protocol Assessment) for the treatment of female sexual dysfunction (FSD), and Elestrin™ (estradiol gel) developed through FDA approval by BioSante, indicated for the treatment of moderate-to-severe vasomotor symptoms associated with menopause, currently marketed in the U.S.  Also in development are
Bio-T-Gel™, a testosterone gel for male hypogonadism, and an oral contraceptive in Phase II clinical development using BioSante patented technology. The current market in the U.S. for estrogen and testosterone products is approximately $2.5 billion and for oral contraceptives approximately $3 billion. The company also is developing its calcium phosphate technology (CaP) for aesthetic medicine (BioLook™), novel vaccines and drug delivery.  Additional information is available online at: www.biosantepharma.com.

About Cell Genesys, Inc.

Cell Genesys is headquartered in South San Francisco, California. For additional information, please visit Cell Genesys’ website at www.cellgenesys.com.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about BioSante and Cell Genesys. Such statements include, but are not limited to, statements about the proposed transaction and its potential benefits to the BioSante and Cell Genesys stockholders, the expected timing of the completion of the transaction, the combined company’s plans, objectives, expectations and intentions with respect to future operations and products and other statements that are not historical in nature, particularly those that utilize terminology such as “will,” “potential”, “could,” “can,” “believe,” “intends,” “continue,” “plans,” “expects,” “estimates” or comparable terminology. Forward-looking statements are based on current expectations and assumptions, and entail various known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed in such forward-looking statements. Important factors known to BioSante and Cell Genesys that could cause actual results to differ materially from those expressed in such forward-looking statements include general business and economic conditions; the failure of the BioSante or Cell Genesys stockholders to approve the transaction or the failure of either party to meet any of the other conditions to the closing of the transaction; the failure to realize the anticipated benefits from the transaction or delay in realization thereof; the businesses of BioSante and Cell Genesys may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; and operating costs and business disruption following the merger, including adverse effects on employee retention and on business relationships with third parties, BioSante’s need for and ability to obtain additional financing, the difficulty of developing pharmaceutical products, obtaining regulatory and other approvals and achieving market acceptance; the marketing success of BioSante’s licensees or sublicensees and the success of clinical testing.  Additional factors that could cause BioSante’s and Cell Genesys’s results to differ materially from those described in the forward-looking statements can be found in BioSante’s recent registration statement on Form S-4 and BioSante’s and Cell Genesys’s most recent annual reports on Form 10-K and subsequent quarterly reports on Form 10-Q and other filings with the Securities and Exchange Commission, which are filed with the SEC and available at the SEC’s web site at www.sec.gov and which discussions also are incorporated herein by reference.  The information set forth herein speaks only as of the date hereof, and BioSante and Cell Genesys disclaim any intention and do not assume any obligation to update or revise any forward looking statement, whether as a result of new information, future events or otherwise.

Important Additional Information for Investors and Stockholders

This communication is being made in respect of the proposed business combination involving BioSante and Cell Genesys.  In connection with the proposed transaction, BioSante has filed with the SEC, a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant materials.  The final joint proxy statement/prospectus has been mailed to the stockholders of record as of August 21, 2009, of BioSante and Cell Genesys.  INVESTORS AND SECURITY HOLDERS OF BIOSANTE AND CELL GENESYS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS) AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT BIOSANTE, CELL GENESYS AND THE PROPOSED TRANSACTION.

Investors and security holders are be able to obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by BioSante and Cell Genesys at the SEC’s web site at www.sec.gov.  Free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC can also be obtained by directing a request to BioSante,  Attention: Investor Relations, telephone: (847) 478-0500 or to Cell Genesys,  Attention: Investor Relations., telephone (650) 266-3200.  In addition, investors and security holders may access copies of the documents filed with the SEC by BioSante on BioSante’s website at www.biosantepharma.com, and investors and security holders may access copies of the documents filed with the SEC by Cell Genesys’s website at www.cellgenesys.com.

BioSante, Cell Genesys and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of BioSante and Cell Genesys in respect of the proposed transaction.  Information regarding BioSante’s directors and executive officers is available in its annual report on Form 10-K for the year ended December 31, 2008, filed with the SEC on March 16, 2009 and the proxy statement for BioSante’s 2009 annual meeting of stockholders, filed with the SEC on April 27, 2009.

Information regarding Cell Genesys’ directors and executive officers is available in its annual report on Form 10-K for the year ended December 31, 2008, filed with the SEC on March 9, 2009 and the proxy statement for Cell Genesys’ 2009 annual meeting of stockholders, filed with the SEC on March 31, 2009.  Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of BioSante’s and Cell Genesys’s directors and executive officers in the merger by reading the definitive joint proxy statement/prospectus.

For shareholders of record that require an additional copy of the prospectus and proxy

Please contact:

Computershare Trust Company, NA

PO box 43078

Providence Rhode Island 02940-3078

(781) 575-2879

For more information about BioSante, please contact:

McKinney/Chicago

Alan Zachary

(312) 944-6784 ext. 316; azachary@mckinneychicago.com

For more information about Cell Genesys, please contact:

Investor Relations

Victoria Soares

(650) 322-3200